Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO the
Amended and Restated CERTIFICATE OF INCORPORATION
OF
QSAM Biosciences, inc.

* * * * *

QSAM Biosciences, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State on January 6, 2011, subsequently amended by that certain Certificate of Amendment dated November 18, 2015, and that certain Certificate of Amendment dated August 18, 2017, and that certain Certificate of Amendment dated September 4, 2020, and that certain Certificate of Amendment dated March 4, 2022 (the “Certificate of Incorporation”).

2. Article XII of the Certificate of Incorporation is hereby amended and replaced in its entirety as follows:

“ARTICLE XII

REVERSE STOCK SPLIT

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each two-thousand (2,000) shares of Common Stock issued and outstanding immediately prior to the Effective Time, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests in an amount calculated pursuant to that certain Agreement and Plan of Merger by and among Telix Pharmaceuticals Limited, a public limited company registered under the laws of the Commonwealth of Australia, Cyclone Merger Sub I, Inc., a Delaware corporation and direct wholly-owned subsidiary of Telix, Cyclone Merger Sub II, Inc., a Delaware corporation and direct wholly-owned subsidiary of Telix and David H. Clarke, as stockholder representative to the QSAM stockholders, dated February 7, 2024. Each book-entry form that immediately prior to the Effective Time represented shares of Common Stock, shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the book-entry form shall have been combined, subject to the elimination of fractional share interests as described above.”

3. The aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation, as amended, shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 2nd day of May, 2024.

/s/ Christopher Nelson
Christopher Nelson, General Counsel and Executive Vice President